SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                              Commission File Number 33-55254-10


                           NOTIFICATION OF LATE FILING


(Check One):     |_| Form 10-K    |_|Form 11-K    |_|Form 20-F     |X| Form 10-Q

For Period Ended: December 31, 2001

|_| Transition Report on Form 10-K      |_|Transition Report on Form 10-Q

|_| Transition Report on Form 20-F      |_|Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________

                         Part I. Registrant Information

Full name of registrant GOURMET GROUP, INC.

Former name if applicable

Address of principal executive office (Street and number)

1 Chisholm Trail

City, State and Zip Code Buda, Texas 78610

                        Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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|X|  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
      has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is currently in default of certain covenants contained in the debt agreements with its two lenders and is in the process of negotiating with these lenders to resolve these matters as well as certain other violations. The Registrant believes that the results of these negotiations may materially affect the disclosures in its quarterly report on Form 10-QSB and believes that the result or possible result of these negotiations will be better known within the next few days.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

      Ryan Schooler                   (512)                       295-4600
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         (Name)                     (Area code)               (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               GOURMET GROUP, INC.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   February 14, 2002               By   /s/ Ryan Schooler
    ----------------------                ----------------------------------
                                          Ryan Schooler, Chief Financial Officer